EXHIBIT 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1) OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS REPORT AND (2) OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005 AND THE OTHER INFORMATION CONTAINED IN SUCH ANNUAL REPORT, PARTICULARLY THE INFORMATION UNDER THE CAPTION "OPERATING AND FINANCIAL REVIEW AND PROSPECTS". OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN
NOTE 5 TO OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND IN NOTE 20 TO OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,
                                             -------------------
                                             2006           2005
                                             -----         -----

STATEMENT OF OPERATIONS DATA:
Total revenues                               100.0%        100.0%
Cost of total revenues                       147.5         253.2
                                             -----         -----
Gross loss                                   (47.5)       (153.2)
Research and development expenses, net         8.4          18.1
Marketing, general and administrative
expenses                                      13.7          19.0
                                             -----         -----
Operating loss                               (69.7)       (190.3)
FINANCING EXPENSE, NET                       (28.8)        (35.8)
Gain on debt restructuring                    60.7            --
                                             -----         -----
Other income, net                              0.5           3.5
                                             -----         -----
Loss                                         (37.3)       (222.6)
                                             =====         =====

NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005

     REVENUES. Revenues for the nine months ended September 30, 2006 increased by 86.0% to $131.9 million from $70.9 million for the nine months ended September 30, 2005. This $61.0 million increase was mainly attributable to an increase in our customer base, higher volume of wafer shipments, offset by $8 million recorded for the nine months ended September 30, 2005 from a previously announced technology-related agreement.

     COST OF TOTAL REVENUES. Cost of total revenues for the nine months ended September 30, 2006 amounted to $194.7 million, compared with $179.6 million for the nine months ended September 30, 2005. This 8.4% modest increase in cost of revenues, despite the 86.0% increase in sales, was achieved mainly due to previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure according to which the Company has high net margins for each marginal additional sum of revenue.

     GROSS LOSS. Gross loss for the nine months ended September 30, 2006 was $62.7 million compared to a gross loss of $108.7 million for the nine months ended September 30, 2005. The decrease in gross loss was mainly attributable to the increase in revenues and previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure according to which the Company has high net margins for each marginal additional sum of revenue.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the nine months ended September 30, 2006 decreased to $11.1 million from $12.8 million for the nine months ended September 30, 2005. The decrease was mainly attributable to previously announced cost reductions and efficiency measures taken by the Company. Research and development expenses are reflected net of participation grants received from the Israeli government.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the nine months ended September 30, 2006 increased to $18.1 million from $13.5 million for the nine months ended September 30, 2005, primarily due to employees and directors options costs under accounting GAAP and increased sales commissions attributed to the higher revenues mentioned above.


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     OPERATING LOSS. Operating loss for the nine months ended September 30, 2006 was $91.9 million, compared to $135.0 million for the nine months ended
September 30, 2005. The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above and the Company's cost structure according to which the Company has high net margins for each marginal additional sum of revenue.

     FINANCING EXPENSES, NET. Financing expenses, net for the nine months ended September 30, 2006 were $38.0 million compared to financing expenses, net of $25.4 million for the nine months ended September 30, 2005. This increase is mainly due to an increase of $6.0 million in connection with our Fab 2 credit facility agreement with our banks attributable mainly to an increase in the LIBOR rate (to which our loans with our banks are linked) from an average of approximately 3% per annum for the nine months ended September 30, 2005 to an average of approximately 5% per annum for the nine months ended September 30, 2006 and due to the issuance of new series of convertible debentures (in December 2005 and June 2006) due to which we incurred an increase of $3.7 million in the discount amortization and interest attributed to the 3 series of convertible debentures. Such amount increased from an amount of $1.3 million for the nine month ended September 30, 2005 to an amount of $5 million for the nine month ended September 30, 2006.

     GAIN ON DEBT RESTRUCTURING. Gain on debt restructuring for the nine months ended September 30, 2006 was $80.1 million. This one-time gain is resulting from the closing of the bank restructuring deal, which occurred during the third quarter of 2006.

     OTHER INCOME, NET. Other income, net, for the nine months ended September 30, 2006 was $0.6 million compared to $2.5 million for the nine months ended September 30, 2005, mainly due to a lower capital gain, net, from sale and disposal of equipment.

     LOSS. Our loss for the nine months ended September 30, 2006 was $49.2 million, compared to $157.9 million for the nine months ended September 30, 2005. This decrease is primarily attributable to the $80.1 million gain on debt restructuring, a decrease in the operating loss of $43.1 million described above offset by the increase in financing expenses of $12.6 million described above.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the nine months ended September 30, 2006, the exchange rate of the dollar in relation to the NIS decreased by 6.5%, and the Israeli Consumer Price Index, or CPI, increased by 0.8% (during the nine months ended September 30, 2005 there was an increase of 6.7% in the exchange rate of the dollar in relation to the NIS and a increase of 1.9% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2006, we had an aggregate of $61.7 million in cash. This compares to $29.7 million we had as of September 30, 2005 in cash, cash equivalents, and short-term interest-bearing deposits, of which $8.0 million was contractually restricted for Fab 2 use only and $10.0 million was contractually restricted for exclusive use in the Siliconix project.

     During the nine months ended September 30, 2006, we received $15.4 million from long term loans, $100.0 million on account of share capital, $58.8 million in proceeds from the issuance of convertible debentures, net, $0.5 million proceeds from exercise of warrants, $4.5 million from Investment Center grants and $0.6 million in proceeds from the sale and disposal of property and equipment. These liquidity resources partially financed our operating activities (net amount of $47.5 million) and our investments made during the nine months ended September 30, 2006, which aggregated to $103.1 million, mainly in connection with the construction, purchase and installation of equipment and other assets for Fab 2 and our repayment of convertible debentures in the amount of $6.5 million.

As of September 30, 2006, we had long-term loans, at present value, in the amount of $355.1 million we obtained in connection with the establishment of Fab
2. As of such date, we had total convertible debentures with par value of $100.4 million, of which $6.5 million are presented as current maturities and $21.1 million of the proceeds were allocated and are presented as equity component of the convertible debentures as part of the shareholders' equity.